

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 2, 2017

<u>Via E-mail</u>
James A. Fleming
Chief Financial Officer
Columbia Property Trust, Inc.
One Glenlake Parkway, Suite 1200
Atlanta, GA 30328

  Re: Columbia Property Trust, Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed February 9, 2017
    File No. 1-36113

Dear Mr. Fleming:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Shannon Sobotka

        Shannon Sobotka
        Staff Accountant
        Office of Real Estate
        & Commodities